Exhibit 99.58

NuRAN Wireless Inc.

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet
Quebec, QC G1N 2G3

Item 2: Date of Material Change

December 23, 2024

Item 3: News Release

A news release was issued on December 23, 2024.

Item 4: Summary of Material Change

The Company extended its convertible secured debentures issued in August 2023. The debenture holders agreed to extend the maturity for a further 28 months to December 31, 2026 and reduce the interest rate to 10% up to to December 2026. As consideration to these debenture holders, the Company agreed to increase the principal amount owing to include interest accrued to date, a one-time extension fee of 15% and a prepayment of interest for 2025 as an increase in the principal amount. In addition, the Company agreed to reduce the price per Unit (as defined in the Company’s news release dated August 28, 2023) to $0.20 and to extend the expiry of the warrants that have been issued or are to be issued upon conversion to August 28, 2028.

Item 5.1: Full Description of Material Change

See attached Third Debenture Amending Agreements for Yeshivas Limudei Hashem Society, Joseph and Marla Posen at Schedule “A” to this Report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com

Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of November 20, 2025

SCHEDULE “A”

Please see attached.

THIRD DEBENTURE AMENDING AGREEMENT

THIS DEBENTURE AMENDING AGREEMENT (this “Third Debenture Amending Agreement”) is dated as of December 23, 2024, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and YESHIVAS LIMUDEI HASHEM SOCIETY (the “Holder”). The Corporation and the Holder are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Holder owns secured convertible debentures of the Corporation, issued on August 28, 2023, with a principal amount of $2,085,353.06 (the “Debenture”);

AND WHEREAS the Parties entered into a debenture amending agreement dated November 29, 2023 (the “Amending Agreement”), which was subsequently amended by a second amending agreement dated June 25, 2024 (the “Second Amending Agreement”);

AND WHEREAS the Corporation is indebted to the Holder in the amount of $2,407,253.84 (inclusive of accrued and unpaid interest as of December 23, 2024) pursuant to the Debenture;

AND WHEREAS, all capitalized terms used in this Third Debenture Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Debenture;

AND WHEREAS, the Parties have agreed to amend the terms of the Debenture as detailed herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	The Parties agree to amend the Maturity Date to be December 31, 2026.

2.	The Corporation agrees to increase the Principal Amount on the Debenture by an original issuance discount of 15% as an extension fee, and an original issuance discount of 10% as a prepayment of interest owed until December 31, 2025, as such, all references in the Debenture to the Principal Amount shall now mean $3,209,671.79 inclusive of all accrued and unpaid interest as of December 23, 2024, which is added to the Principal Amount as of December 23, 2024.

3.	The Parties hereby agree and confirm that until a new event of default is triggered, interest going forward shall be zero until January 1, 2026, on which date interest shall revert to 10% per annum without compounding until a new event of default is triggered.

4.	The reference to “$0.35” in Section 5.1 in the Debenture, as amended pursuant to Section 3 of the Amending Agreement, is hereby deleted and replaced is hereby deleted and replaced with “$0.20”.

5.	The reference to “August 28, 2026” in the definition for “Warrant” in Section 2.1 in the Debenture is hereby deleted and replaced with “August 28, 2028”.

6.	The parties agree that any reference to “August 28, 2026” in any warrant currently held by the Holder is hereby deleted and replaced with “August 28, 2028”.

7.	The parties agree to add the following as Section 9.2(o):

“(o)         if, following December 15, 2025, the volume weighted average price of the Common Shares on the CSE is below Conversion Price in effect at such time, for any 10 consecutive trading days.”

8.	In all other respects the terms and conditions set forth in the Debenture shall remain unamended.

9.	This Third Debenture Amending Agreement may be executed in two or more counterparts, each of which shall be deemed an It is agreed and understood that this Third Debenture Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

10.	This Third Debenture Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

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IN WITNESS WHEREOF the Parties have executed this Third Debenture Amending Agreement as of the date first above written.

NURAN WIRELESS INC.
Per:
Authorized Signatory

YESHIVAS LIMUDEI HASHEM SOCIETY
Per:	s/s Joseph Posen
Authorized Signatory

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THIRD DEBENTURE AMENDING AGREEMENT

THIS DEBENTURE AMENDING AGREEMENT (this “Third Debenture Amending Agreement”) is dated as of December 23, 2024, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and JOSEPH POSEN (the “Holder”). The Corporation and the Holder are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Holder owns secured convertible debentures of the Corporation, issued on August 28, 2023, with a principal amount of $266,783.10 (the “Debenture”);

AND WHEREAS the Parties entered into a debenture amending agreement dated November 29, 2023 (the “Amending Agreement”), which was subsequently amended by a second amending agreement dated June 25, 2024 (the “Second Amending Agreement”);

AND WHEREAS the Corporation is indebted to the Holder in the amount of $365,599.51 (inclusive of accrued and unpaid interest as of December 23, 2024) pursuant to the Debenture;

AND WHEREAS, all capitalized terms used in this Third Debenture Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Debenture;

AND WHEREAS, the Parties have agreed to amend the terms of the Debenture as detailed herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	The Parties agree to amend the Maturity Date to be December 31, 2026.

2.	The Corporation agrees to increase the Principal Amount on the Debenture by an original issuance discount of 15% as an extension fee, and an original issuance discount of 10% as a prepayment of interest owed until December 31, 2025, as such, all references in the Debenture to the Principal Amount shall now mean $487,466.01 inclusive of all accrued and unpaid interest as of December 23, 2024, which is added to the Principal Amount as of December 23, 2024.

3.	The Parties hereby agree and confirm that until a new event of default is triggered, interest going forward shall be zero until January 1, 2026, on which date interest shall revert to 10% per annum without compounding until a new event of default is triggered.

4.	The reference to “$0.35” in Section 5.1 in the Debenture, as amended pursuant to Section 3 of the Amending Agreement, is hereby deleted and replaced is hereby deleted and replaced with “$0.20”.

5.	The reference to “August 28, 2026” in the definition for “Warrant” in Section 2.1 in the Debenture is hereby deleted and replaced with “August 28, 2028”.

6.	The parties agree to add the following as Section 9.2(o):

“(o) if, following December 15, 2025, the volume weighted average price of the Common Shares on the CSE is below Conversion Price in effect at such time, for any 10 consecutive trading days.”

7.	In all other respects the terms and conditions set forth in the Debenture shall remain unamended.

8.	This Third Debenture Amending Agreement may be executed in two or more counterparts, each of which shall be deemed an It is agreed and understood that this Third Debenture Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

9.	This Third Debenture Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

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IN WITNESS WHEREOF the Parties have executed this Third Debenture Amending Agreement as of the date first above written.

NURAN WIRELESS INC.
Per:
Authorized Signatory

s/s Joseph Posen
Joseph Posen

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THIRD DEBENTURE AMENDING AGREEMENT

THIS DEBENTURE AMENDING AGREEMENT (this “Third Debenture Amending Agreement”) is dated as of December 23, 2024, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and MASHA POSEN (the “Holder”). The Corporation and the Holder are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Holder owns secured convertible debentures of the Corporation, issued on August 28, 2023, with a principal amount of $266,783.10 (the “Debenture”);

AND WHEREAS the Parties entered into a debenture amending agreement dated November 29, 2023 (the “Amending Agreement”), which was subsequently amended by a second amending agreement dated June 25, 2024 (the “Second Amending Agreement”);

AND WHEREAS the Corporation is indebted to the Holder in the amount of $365,599.51 (inclusive of accrued and unpaid interest as of December 23, 2024) pursuant to the Debenture;

AND WHEREAS, all capitalized terms used in this Third Debenture Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Debenture;

AND WHEREAS, the Parties have agreed to amend the terms of the Debenture as detailed herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	The Parties agree to amend the Maturity Date to be December 31, 2026.

2.	The Corporation agrees to increase the Principal Amount on the Debenture by an original issuance discount of 15% as an extension fee, and an original issuance discount of 10% as a prepayment of interest owed until December 31, 2025, as such, all references in the Debenture to the Principal Amount shall now mean $487,466.01 inclusive of all accrued and unpaid interest as of December 23, 2024, which is added to the Principal Amount as of December 23, 2024.

3.	The Parties hereby agree and confirm that until a new event of default is triggered, interest going forward shall be zero until January 1, 2026, on which date interest shall revert to 10% per annum without compounding until a new event of default is triggered

4.	The reference to “$0.35” in Section 5.1 in the Debenture, as amended pursuant to Section 3 of the Amending Agreement, is hereby deleted and replaced is hereby deleted and replaced with “$0.20”.

5.	The reference to “August 28, 2026” in the definition for “Warrant” in Section 2.1 in the Debenture is hereby deleted and replaced with “August 28, 2028”.

6.	The parties agree to add the following as Section 9.2(o):

“(o)           if, following December 15, 2025, the volume weighted average price of the Common Shares on the CSE is below Conversion Price in effect at such time, for any 10 consecutive trading days.”

7.	In all other respects the terms and conditions set forth in the Debenture shall remain unamended.

8.	This Third Debenture Amending Agreement may be executed in two or more counterparts, each of which shall be deemed an It is agreed and understood that this Third Debenture Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

9.	This Third Debenture Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

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IN WITNESS WHEREOF the Parties have executed this Third Debenture Amending Agreement as of the date first above written.

NURAN WIRELESS INC.
Per:
Authorized Signatory

s/s Masha Posen
Masha Posen

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